Filed by Infinera Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Infinera Corporation

Commission File No.: 001-33486

Nokia to acquire Infinera 1 © 2024 Nokia

Disclaimer This presentation has been prepared for use by Nokia Corporation (“Nokia”) and Infinera Corporation (“Infinera”) in connection with their proposed transaction (the “Transaction”). This presentation is for informational purposes only and is being provided to you solely in your capacity as a potential investor in considering an investment in Nokia and may not be reproduced or redistributed, in whole or in part, without the prior written consent of Nokia and Infinera. Neither Nokia nor Infinera makes any representation or warranty as to the accuracy or completeness of the information contained in this presentation. This presentation is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in Nokia and is not intended to form the basis of any investment decision in Nokia. You should consult your own legal, regulatory, tax, business, financial and accounting advisors to the extent you deem necessary, and must make your own investment decision and perform your own independent investigation and analysis of an investment in Nokia and the transactions contemplated in this presentation. NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION (“SEC”) NOR ANY STATE OR TERRITORIAL SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR DETERMINED IF THIS PRESENTATION IS TRUTHFUL OR COMPLETE. Cautionary Note Regarding Forward-Looking Statements Certain statements contained in this communication may be characterized as forward-looking under the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially. Statements in this communication that are forward-looking may include statements regarding: (1) the Transaction; (2) the expected timing of the closing of the Transaction; (3) considerations taken into account in approving and entering into the Transaction; (4) the anticipated benefits to, or impact of, the Transaction on Nokia’s and Infinera’s businesses; and (5) expectations for Nokia and Infinera following the closing of the Transaction. There can be no assurance that the Transaction will be consummated. Risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements, in addition to those identified above, include: (1) the possibility that the conditions to the closing of the Transaction are not satisfied, including the risk that required approvals from Infinera’s stockholders for the Transaction or required regulatory approvals to consummate the Transaction are not obtained, on a timely basis or at all; (2) the occurrence of any event, change or other circumstance that could give rise to a right to terminate the Transaction; (3) possible disruption related to the Transaction to the current plans, operations and business relationships of Nokia and Infinera, including through the loss of customers and employees; (4) the amount of the costs, fees, expenses and other charges incurred by Nokia and Infinera related to the Transaction; (5) the possibility that the stock prices of Nokia or Infinera could fluctuate during the pendency of the Transaction and may decline if the Transaction is not completed; (6) for both Nokia and Infinera, the possible diversion of management’s time and attention from ongoing business operations and opportunities; (7) the response of competitors and other market participants to the Transaction; (8) potential litigation relating to the Transaction; (9) uncertainty as to the timing of completion of the Transaction and the ability of each party to consummate the Transaction; and (10) the other risks and uncertainties detailed in the periodic reports that Nokia and Infinera file with the SEC. All forward-looking statements in this communication are based on information available to Nokia and Infinera as of the date of this communication, and, except as required by law, neither Nokia nor Infinera assumes any obligation to update the forward-looking statements provided to reflect events that occur or circumstances that exist after the date on which they were made. Industry and Market Data The data contained herein is derived from various internal and external sources. No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any projections or modeling or any other information contained herein. Any data on past performance or modeling contained herein is not an indication as to future performance. Nokia and Infinera assume no obligation to update the information in this presentation. 2 © 2024 Nokia

Disclaimer Use of Projections The financial projections, estimates and targets in this presentation are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Nokia’s and Infinera’s control. While all financial projections, estimates and targets are necessarily speculative, Nokia and Infinera believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection, estimate or target extends from the date of preparation. The assumptions and estimates underlying the projected, expected or target results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to diﬀer materially from those contained in the financial projections, estimates and targets. The inclusion of financial projections, estimates and targets in this presentation should not be regarded as an indication that Nokia and Infinera, or their representatives, considered or consider the financial projections, estimates and targets to be a reliable prediction of future events. Use of Non-IFRS Financial Measures This presentation includes certain financial measures, including EBIT and operating margin, and measures calculated based on these measures, that are not prepared in accordance with International Financial Reporting Standards (“IFRS”) and that may be different from non-IFRS financial measures used by other companies. These non-IFRS measures, and other measures that are calculated using these non-IFRS measures, are an addition, and not a substitute for or superior to measures of financial performance prepared in accordance with IFRS and should not be considered as an alternative to operating income, net income or any other performance measures derived in accordance with IFRS. Nokia believes that these non-IFRS measures of financial results (including on a forward-looking basis) provide useful supplemental information to investors about Infinera. Nokia management uses forward looking non-IFRS measures to evaluate Nokia’s projected financial and operating performance. However, there are a number of limitations related to the use of these non-IFRS measures and their nearest IFRS equivalents. For example other companies may calculate non-IFRS measures diﬀerently, or may use other measures to calculate their financial performance, and therefore Nokia’s non- IFRS measures may not be directly comparable to similarly titled measures of other companies. Additionally, to the extent that forward-looking non-IFRS financial measures are provided, they are presented on a non-IFRS basis without reconciliations of such forward-looking non-IFRS measures due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations. Additional Information and Where to Find It; Participants in the Solicitation Infinera, the members of Infinera’s board of directors and certain of Infinera’s executive officers are participants in the solicitation of proxies from stockholders in connection with the pending acquisition of Infinera (the “Transaction”). In connection with the Transaction, Nokia intends to file with the SEC a registration statement on Form F-4 that will include a proxy statement of Infinera and that also will constitute a prospectus of Nokia with respect to shares of Nokia’s ordinary shares to be issued in the Transaction, which will be represented by American depositary shares (such registration statement, the “Proxy Statement/Prospectus”). 3 © 2024 Nokia

Disclaimer Christine Bucklin, Greg Dougherty, David Heard, Sharon Holt, Roop Lakkaraju, Paul Milbury, Amy Rice, George Riedel and David Welch, all of whom are members of Infinera’s board of directors, and Nancy Erba, Infinera’s chief financial officer, are participants in Infinera’s solicitation. Information regarding such participants, including their direct or indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus and other relevant documents to be filed with the SEC in connection with the Transaction. Additional information about such participants is available under the captions “Our Board of Directors,” “Our Pay” and “Our Stockholders—Security Ownership of Certain Beneficial Owners and Management” in Infinera’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders (the “2024 Proxy Statement”), which was filed with the SEC on May 17, 2024 (which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1138639/000113863924000128/infn-20240517.htm), as amended on June 4, 2024 (available at https://www.sec.gov/Archives/edgar/data/1138639/000113863924000162/infn2024proxystatementdef1.htm). To the extent that holdings of Infinera’s securities have changed since the amounts printed in the 2024 Proxy Statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC (which are available at https://www.sec.gov/cgi-bin/own- disp?action=getissuer&CIK=0001138639). Information regarding Infinera’s transactions with related persons is set forth in the 2024 Proxy Statement under the caption “Certain Relationships and Related Party Transactions.” Certain illustrative information regarding the payments to that may be owed, and the circumstances in which they may be owed, by Infinera to its named executive officers in a change of control of Infinera is set forth in the 2024 Proxy Statement under the caption “Estimated Payments and Benefits Upon Termination, Change of Control or Death/Disability.” Promptly after the Proxy Statement/Prospectus is declared effective by the SEC, Infinera will mail the Proxy Statement/Prospectus and a WHITE proxy card to each stockholder entitled to vote at the special meeting to consider the Transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SECURITY HOLDERS OF INFINERA AND NOKIA ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT INFINERA OR NOKIA WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT INFINERA, NOKIA AND THE TRANSACTION. Stockholders may obtain free of charge, when filed, the Proxy Statement/Prospectus, any amendments or supplements thereto, and any other relevant documents filed by Infinera or Nokia with the SEC in connection with the Transaction on the SEC’s website (http://www.sec.gov). Copies of the Proxy Statement/Prospectus, any amendments or supplements thereto, and any other relevant documents filed by Infinera with the SEC in connection with the Transaction will also be available, free of charge, at Infinera’s investor relations website (https://investors.infinera.com/), or by emailing Infinera’s investor relations department (apassi@infinera.com). Copies of the Proxy Statement/Prospectus, any amendments or supplements thereto, and any other relevant documents filed by Nokia with the SEC in connection with the Transaction will also be available, free of charge, at Nokia’s investor relations website (https://www.nokia.com/about-us/investors/), or by emailing Nokia’s investor relations department (investor.relations@nokia.com). No Offer or Solicitation This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transaction and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, and there will not be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933. 4 © 2024 Nokia

Nokia to acquire Infinera

Strong strategic rationale and synergy opportunity	• **Increased scale to accelerate product roadmap** and improve profitability • **Strong strategic fit** given highly complementary customer, geographic and technology profiles • **Capitalizes on strong momentum** and long-term growth opportunity • **Significant net run-rate synergies of EUR 200 million** at the comparable operating profit level
Enhance NI position and accelerate webscale growth	• Enhances **Network Infrastructure capabilities** complementing other business lines • Infinera's webscale design wins in systems & pluggables aligns with Nokia's corporate strategy • Combined business with annual webscale sales of more than EUR 600 million in optical
Create shareholder value with >10% EPS accretion and strong RoIC	• **Purchase price of $6.65/share**, at least 70% to be paid in cash and the balance in Nokia stock • **Acquisition EV of $2.3 billion, implying 7.5x EV/EBIT '25E** pro forma for full target synergies* • **Nokia's Board commits to fully offset dilution through additional share buybacks** • **Expected to be accretive to Nokia comparable operating profit and EPS in year 1 and deliver over 10% comparable EPS accretion in 2027****; RoIC clearly above WACC

* Based on Factset consensus for Infinera as of 26-June-2024
** Based on deal closure during H1 2025

5
© 2024 Nokia

Infinera NOKIA

Infinera - a leading Optical Networking Specialist Company Overview Significant financial progress • One of the leading providers in optical 2,000 50% • 20+ year history, HQ in San Jose, CA +6% CAGR 1,600 40% • ~60% of sales from the US • ~30% of sales from webscale with 1,200 30% +6pts major new pluggable design wins 800 20% • Deep vertical integration including laser technology • US-based indium phosphide fab & advanced testing and packaging +11pts 400 10% Key Highlights 0 0% 2019 2020 2021 2022 2023 USD 1.6 billion 6% +11 pct points -400 -10% 2023 reported 2019 - 2023 2019 – 2023 non-GAAP Net Sales (USD million) net sales Revenue CAGR operating margin expansion % gross margin - non-GAAP % operating margin - non-GAAP 1,000+ 3,000+ 1,480+ Customers Worldwide Employees Worldwide Patents Source: Infinera company reports 6 © 2024 Nokia

Time to scale after three years of significant progress

Nokia Optical business has made significant progress since 2020

Significantly improved competitiveness

Coherent Transport
Chassis, Modular & Switching Platforms
Transponders & Pluggables
PSE 6s 2.4Tb/s in a single line card, >2000km at 800Gbits/s



Open Line Systems
Market-leading C+L band line systems
for maximum fiber capacity

High-Capacity OTN Switching
Industry-leading scale with 48 Tb systems

End-to-End Optical Network Automation
Enable network scale while simplifying operations
and lowering TCO leveraging AI/ML

Nokia Optical Networks financial performance


2.0
1.5
1.0
0.5
0.0
+4% CAGR*
+10pts
2020
2021
2022
2023
Net sales (EUR billion)
Operating margin

Source: Nokia

Infinera NOKIA

7
© 2024 Nokia

Optimal timing ahead of market recovery from 2025 Combination anticipated to accelerate Nokia’s growth in webscale Increased scale in webscale Optical networking market forecast (USD mn)* • Acquisition anticipated to increase Nokia’s $18,000 5% CAGR exposure to Webscale customers $16,000 $14,000 • New opportunities in intra-data center optical $12,000 requirements to support AI workloads $10,000 $8,000 2023 Group net sales to Enterprise customers $6,000 ~EUR 2.8bn EUR 2.3bn $4,000 $2,000 $- 2023 2024 2025 2026 2027 2028 2029 Aggregation Metro WDM Backbone WDM Nokia Group Nokia Group + Infinera Subsea optoelectronics Multi-host coherent NI Enterprise Verticals Private Wireless Webscale Other * Source: OMDIA Optical Networks forecast (ex. China) 2024-2029, May 2024 8 © 2024 Nokia

Highly complementary geographic footprints in Optical… …Significantly strengthens Nokia’s presence in optical in North American market Optical Optical APAC 11% US APAC 17% APAC 25% US EMEA 36% 36% 23% US 60% EMEA 38% EMEA 32% €1.5bn* €1.9bn €3.4bn 2023 Revenue 2023 Revenue 2023 Revenue * Calculated assuming the 2023 average exchange rate of 1 EUR = 1.08 USD 9 © 2024 Nokia Other Americas Other

Scale is critical in highly fragmented optical market Share of optical networking (2023)* 29% 19% 12% 10% 8% 7% 4% 3% 2% 2% 2% 1% 1% 0% 0% * Source: OMDIA Optical Networks report Q4 2023 10 © 2024 Nokia Huawei Ciena Nokia ZTE Infinera Fiberhome Fujitsu Adtran Cisco Ribbon NEC Raisecom Padtec Tejas Others

Combined company expected to deliver faster innovation A special mix of ingredients that can deliver the best outcomes for customers Faster innovation Expanded DSP team Fundamental research Accelerate product roadmap R Silicon Photonics R Indium Phosphide Broader product Photonic Integrated Circuits (PICs) R offering Pluggables & Intra-DC chips R Technology capabilities Fabrication and packaging 11 © 2024 Nokia

Significantly improves Optical’s operational and financial profile Combined optical business (proforma with Optical Networks full synergies) Customer diversification CSP Webscale Other non-CSP % of net sales from North 17% 60% 36% America (2023)* Net sales EUR 1.9 billion EUR 1.5 billion*** EUR 3.4 billion 2023 Operating margin High-single digit Low-single digit Solidly double-digit 2023** * North America represents United States sales for Infinera ** Infinera non-GAAP operating margin also adjusted to include the effect of stock-based compensation expense; Combined includes share-based compensation and the full benefit of the targeted EUR 200 million of net operating profit synergies. *** Calculated assuming the 2023 average exchange rate of 1 EUR = 1.08 USD 12 © 2024 Nokia Financial Operational

Target EUR 200 million net comparable operating profit synergies by 2027*



EUR
200M
~33%
~67%

Target operating profit synergies (EUR million)*



~20
~100
~200
2025
2026
2027

*Based on deal closure during H1 2025

Cost of sales

- Includes vendor contract negotiation, servicing efficiencies, increased verticalization potential and operational efficiency

Operating expenses

- Optimized portfolio will accelerate product roadmap and support greater investment and innovation
- Reduction in standalone entity costs of Infinera

Integration costs – EUR 200 million
Nokia expects one-time integration costs related to the transaction and in generating the synergies of approximately EUR 200 million.

Infinera NOKIA

13 © 2024 Nokia

Acquisition expected to generate over 10% EPS accretion Pro forma net cash remains within target range Proforma net cash balance (EUR bn) 6,000 10-15% of TTM 5,000 net sales Deal accretive to Nokia’s comparable 4,000 operating profit and EPS in year 1 3,000 2,000 Over 10% comparable EPS accretion 1,000 expected by 2027* - Net cash at Infinera cash Infinera net Incremental Proforma net Creating significant value for end of Q1 2024 out debt share buyback cash balance repayment shareholders with strong return on investment • At least 70% to be paid in cash with balance in Nokia stock • Includes USD 760 million of debt/convertible repayment • Share buyback program to be increased to offset share dilution *Based on deal closure during H1 2025 14 © 2024 Nokia

Transaction strongly aligned to our corporate strategy Nokia Corporate Strategy Pillars 1 2 3 4 5 6 RR RR R Grow CSP Expand the share Actively manage Secure business Build new Develop ESG into business faster of enterprise our portfolio longevity in Nokia business models a competitive than market Technologies advantage • Significant increase in • Acquisition will increase • Acquisition of Infinera • Strengthen our presence • Intra-DC chips that can scale in optical Nokia’s sales to in the pluggable market provide lower power • Sale of Submarine enterprise optical connectivity Networks • Strong position in • Strengthened Webscale with a number technology offering with of recent design wins increased verticalization in optical 15 © 2024 Nokia

Network Infrastructure strengthened with 3 market leading pillars

Attractive market leading provider of fixed network infrastructure

		Nokia Growth Opportunity	Net Sales 2023	Operating margin - 2023	Operating margin - aspiration	Key Competitors
Fixed Networks		• Demand for fiber build remains strong • Mature markets starting to upgrade to XGS/25G-PON • Government funding programs starting to impact • Target mid-single digit growth	EUR 2.4 bn	High teens	Mid to high teens	Adtran, Calix, Ciena, Fiberhome, Huawei, ZTE
IP Networks		• Continued ramp of FP5 and FPcx products • Momentum in Enterprise/webscale market • Target mid-single digit growth	EUR 2.6 bn	Mid teens	High teens	Arista, Ciena, Cisco, Juniper, Huawei
Optical Networks*		• Increased scale to accelerate product roadmaps • Well-positioned for webscale / AI opportunities • Target mid-single digit growth	EUR 3.4 bn	Mid single digit	Mid teens	Adtran, Ciena, Cisco, Fujitsu, Huawei, Ribbon, ZTE
Network Infrastructure		• Target mid-single digit growth	EUR 8.4 bn	~ 12%**	Mid to high teens	

* Combined proforma with Infinera; Operating margin including impact of share-based compensation
** Proforma operating margin for Network Infrastructure in 2023 reflecting the Infinera acquisition and recently announced sale of Submarine Networks

Infinera NOKIA

16
© 2024 Nokia

Key takeaways Provides scale to accelerate and broaden product roadmap Strengthens Nokia’s optical presence in North America and in Webscale Nokia to become a global leader in Network Infrastructure with enhanced scale and reach Accretive to comparable EPS / comparable operating profit in year 1; Target EUR 200 million net comparable operating profit synergies and over 10% comparable EPS accretion by 2027* *Based on deal closure during H1 2025 17 © 2024 Nokia

Key transaction details Transaction structure • For each Infinera share, Infinera shareholders will be able to elect to receive either: • $6.65 in cash; • 1.7896 Nokia ADSs; or • a combination of $4.66 in cash and 0.5355 Nokia ADSs. • The Nokia ADSs in the transaction will not exceed 30% of the aggregate consideration. • Premium: 37% compared to Infinera’s VWAP over the past 180-days • Total enterprise value of $2.3 billion including repayment of Infinera’s existing net debt • Nokia will use existing cash on hand to finance the transaction Nokia balance sheet • Nokia’s Board commits to increase and accelerate share buyback to mitigate dilution of equity issuance implications • Nokia expects to remain close to or within its 10-15% of net sales target net cash position post deal Conditions and timing• Transaction unanimously approved by both Nokia and Infinera Board of Directors • Transaction subject to Infinera shareholder approval and regulatory approvals including antitrust, CFIUS and other foreign direct investment approvals • Target to close the deal during the first half of 2025 18 © 2024 Nokia